October 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Melissa Gilmore and Melissa Raminpour

Re:	Skechers U.S.A., Inc. - File No. 1-14429

Ladies and Gentlemen:

This letter sets forth the response of Skechers U.S.A., Inc. (the “Company”) to your letter dated September 24, 2020 in connection with the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2020 (the “Q2’20 Quarterly Report”). To facilitate your review, we have reproduced your comments in bold text below and have provided our response immediately following each comment.

Form 10-Q for the Period Ended June 30, 2020

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1.

Your discussion of changes in international wholesale segment sales attributes the decrease in sales to pandemic related store closures, which does not appear to provide enough context for the changes in revenue during the periods presented. Similar to your discussion of revenue changes in domestic wholesale sales, please revise to disclose sales volume, changes in average selling price, and/or other underlying drivers for the change in international wholesale segment sales.

Response:

The Company respectfully acknowledges the Staff’s comment. In Form 10-Q for the quarter ended June 30, 2020, we disclosed that sales in our international wholesale segment decreased primarily due to store closures, yet could have further clarified in the disclosure that the volume impact was the single significant driver of the decline in segment sales for the quarter. Substantially all of this decrease, over 97%, was due to a reduction of 29.1% in the number of units sold as compared to the prior period. We will enhance our future disclosures to quantify impacts on sales volume and/or other relevant drivers beginning with our Form 10-Q for the quarter ended September 30, 2020.

Our international wholesale segment is decentralized, consisting of several foreign joint ventures, subsidiaries and distributors throughout the world. Given the global footprint, the variability in each market, differences in pricing and promotional activity, management has not historically evaluated the international wholesale segment using average selling price. The company will continue to review this and other relevant metrics and enhance future disclosures as appropriate.

U.S. Securities and Exchange Commission

October 6, 2020

Beginning with our Form 10-Q for the quarter ended September 30, 2020, the Company will enhance our future disclosures substantially similar to the following:

Our international wholesale segment sales decreased $164.4 million, or 29.9%, to $385.2 million for the three months ended June 30, 2020 compared to sales of $549.6 million for the three months ended June 30, 2019. Our international wholesale sales consist of direct sales by our foreign subsidiaries, including our joint ventures, that we make to department stores and specialty retailers and to our distributors, who in turn sell to retailers in various international regions where we do not sell directly. Direct sales by our foreign subsidiaries, including our joint ventures, was $341.7 million, a decrease of $104.0 million, or 23.3%, and our distributor sales was $43.5 million, a decrease of $60.3 million or 58.1%.

The $164.4 million decrease in segment sales was due to the effects of the pandemic and related store closures impacting our wholesale and distributor customers. Substantially all of the decrease was due to a volume reduction of 29.1% in the number of units sold. The average selling price decreased 1.3%.

Notes to Condensed Consolidated Financial Statements

(1)	General

Revenue Recognition, page 11

2.

We note your disclosures of sales related to e-commerce channels in your MD&A discussion and on your quarterly earnings calls. We also note that sales from your ecommerce channels increased by 428.2% and were a key driver to the quarter ended June 30, 2020. Please tell us your consideration for disclosure of disaggregated revenues for your Direct-to-consumer segment by sales channel (i.e., e-commerce channel and in-store sales) pursuant to ASC 606-10-55-89 through 91. In your response, tell us the amount of e-commerce sales recognized during the periods presented and also for fiscal 2019.

Response:

Pursuant to ASC 606-10-50-5, we considered the appropriate level of disaggregation that describes how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors within the Company’s direct-to-consumer segment. Following the implementation guidance in ASC 606-10-55-90, we also considered (a) disclosures presented outside of the financial statements such as MD&A, earnings releases and investor presentations, (b) information regularly reviewed by our Chief Operating Decision Maker (“CODM”) and (c) any other information similar to the information identified in (a) and (b) that is used by the Company or users of the financial statements to evaluate the Company’s financial performance or make resource allocation decisions. In determining the categories to include, we considered the examples found in ASC 606-10-55-91: (a) the type of good or service (e.g., major product lines), (b) geographical region (e.g., country or region), (c) market or type of customer (e.g., government or non-government customers), (d) type of contract (e.g., fixed-price or time-and-materials), (e) contract duration (e.g., short- or long-term), (f) timing of transfer of goods or services (e.g., point-in-time or over time) and (g) sales channels (e.g., direct to customers or through intermediaries). The following summarizes our analysis of the aforementioned examples:

a) Type of good or service – Substantially all merchandise sold by the Company is footwear. Similar merchandise is offered across multiple channels.

b) Geographical region – The Company’s revenue in the direct-to-consumer segment is predominantly domestic, with e-commerce and stores serving similar geographies.

U.S. Securities and Exchange Commission

October 6, 2020

c) Market or type of customer – All customers in the direct-to-consumer segment are consumers.

d) Type of contract – All revenue contracts in the direct-to-consumer segment represent a single performance obligation and are governed by point of sale orders for our products.

e) Contract duration – All revenue contracts in the direct-to-consumer segment are short-term in nature.

f) Timing of transfer of goods or services – We recognize revenue at the point in time that control of the ordered product is transferred to the customer, which is typically at a retail store location or upon shipment to the consumer.

g) Sales channels – Merchandise in the direct-to-consumer segment is sold directly to consumers through an integrated retail concept. We manage this segment as an omni-channel offering where the in store and e-commerce sales are intrinsically linked.

As noted in the example of categories above, there are no significant differences between the sales from retail stores or e-commerce that would require additional disaggregation of our direct-to-consumer segment. Because (1) we sell similar merchandise across geographies, to the same type of customer (i.e., consumers) and across sales channels, and (2) the nature of all our contracts are similar (i.e., point of sale orders that are recognized at a point in time), we believe the nature, amount, timing and uncertainty of revenue and cash flows are generally affected by the same economic factors within our direct-to-consumer segment.

In certain instances, the Company may provide further information regarding the performance of sales to provide investors with context regarding the Company’s overall financial performance during a given period. Information by sales channel for our direct-to-consumer segment is not referenced or discussed consistently in the Company’s periodic or annual filings as it is often not significant to the Company’s segment revenue on a quarterly or annual basis but may become meaningful in a given period. That is, the information is not regularly provided to our investors because revenue for each channel is typically driven by the same economic factors. Further, when information is provided because of a significant change, we do not provide revenue amounts by channel; rather, disaggregated information is provided using other metrics (e.g., growth) to provide context on any significant changes associated with segment revenue in a particular period.

In Q2 2020, we were heavily impacted by the unique facts and circumstances of the COVID-19 pandemic and its immediate impact on the global economy. In response, the Company’s additional disclosures regarding e-commerce sales provided additional transparency and incremental information regarding known trends in the marketplace for that period. The Company believed that the additional disclosures regarding the increase in its e-commerce sales, which had a more significant impact as a result of the Company’s retail store closures during the second quarter, was meaningful to disclose to investors. We do not expect to provide the same disclosures on a recurring basis unless they continue to be significant and relevant in explaining segment performance or indicate a strategic shift in the manner in which the Company assesses sales performance. If they are significant and relevant to a given period, we believe it is important to give investors context as to the economic factors that affect our segment revenue. We do not, however, believe that the unique facts and circumstances that have significantly changed revenue by channel will regularly affect the manner in which the Company reviews performance for the direct-to-consumer segment in the long-term.

U.S. Securities and Exchange Commission

October 6, 2020

E-commerce sales have not been material on a historical basis, and we do not expect the outsized growth trend in the period to continue, as the majority of our retail stores have now reopened. Our e-commerce sales were $106.8 million for the three months ended June 30, 2020 and $131.8 million for the six months ended June 30, 2020, $20.2 million for the three months ended June 30, 2019 and $35.4 million for the six months ended June 30, 2019, and $63.2 million for the fiscal year ended December 31, 2019.

The Company continues to evaluate the impacts the COVID-19 pandemic will have on its future financial performance as there remains uncertainty, as to the length and severity and will evaluate the related disclosures in future filings on Form 10-Q and Form 10-K, as well as in its earnings release, investor presentation and other materials as appropriate.

*    *    *

In connection with responding to your comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact the undersigned at (310) 318-3100.

Very truly yours,

Skechers U.S.A., Inc.

By:	/s/ John Vandemore
Name:	John Vandemore
Title:	Chief Financial Officer

cc:	Philip Paccione

Ted Weitzman

Sarin Collins